UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549     FORM 12b-25

NOTIFICATION OF LATE FILING

OMB APPROVAL
OMB Number:......... 3235-0058 Expires: October 31, 2018 Estimated average burden hours per response. 2.50

SEC FILE NUMBER

CUSIP NUMBER

(Check one):            ☐ Form 10-K     ☒ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐  Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended:  December 31, 2016

☐Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

NothinginthisformshallbeconstruedtoimplythattheCommissionhasverifiedanyinformationcontainedherein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

National Steel Company

Full Name of Registrant

N/A

Former Name if Applicable

Av. Brigadeiro Faria Lima, No. 3400 - 20th floor

Address of Principal Executive Office (Street and Number)

Sao Paulo, SP – Brazil – 04538-132

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

National Steel Company—CSN (the “Company”) respectfully notifies the Securities and Exchange Commission that it is unable to complete its annual report on Form 20-F for the fiscal year ended December 31, 2016 (the “2016 Annual Report”) within the prescribed time period. The Company requires additional time to complete certain accounting and disclosure matters related to the business combination that occurred on November 30, 2015, by which the Company’s subsidiary , CSN Mineração S.A. (former Congonhas Minérios S.A.), acquired control of Nacional Minerios, S.A.

PART IV — OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

David Moise Salama                                                        +55                                   11 3049-7588

                        (Name)                                                               (Area Code)                             (Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒	☐
Yes	No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒	☐
Yes	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We identified errors in certain assumptions used in the fair value determination of the entities involved in the business combination of Namisa and CSN Mineração (former “Congonhas Minérios”) that occurred at the end of 2015, as well as in the accounting for the  provisions of the Investment Agreement signed in December 2014 that addressed the treatment to be given to certain assets excluded from the transaction. Under that provision, those assets that were erroneously included in the fair value determination of the acquiree, should have been transferred directly to any CSN entity other than the acquirer. Instead, those assets were mistakenly included within the net assets of the acquiree contributed to the acquirer and, in a subsequent act, were transferred from the acquirer to another CSN entity. Finally, we also modified the gain or loss in the pre-existing relationship between the acquirer and the acquiree entities in order to comply with IFRS3.

At the time of this filing, we are not able to disclose the effects of the changes discussed in the preceding paragraph as such effects are still under review and discussions.

National Steel Company – CSN

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 2, 2017                                                                                                          By  /s/ David Moise Salama

                                                                                                                             Name: David Moise Salama

                                                                                                                             Title: Executive Officer